

December 17, 2020

Eric D. Tanzberger
Senior Vice President and Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

    Re: Service Corporation International
        Form 10-K for the Fiscal Year Ended December 31, 2019
        Filed on February 18, 2020
        Response dated December 11, 2020
        File No. 001-06402

Dear Mr. Tanzberger:

We have reviewed your December 11, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Financial Statements
Consolidated Statement of Cash Flows, page 47

1. We have reviewed your response to comment 2. In arriving at your current accounting treatment for the debt securities in your trusts, please tell us how you considered the guidance in ASC 320-10-45-11, which permits the inclusion of cash flows related to trading securities in cash flows from operating activities in certain circumstances, but requires cash flows related to other types of debt securities to be classified as investing activities. Also, refer to ASC 320-10-35-1.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services